SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SECURITIES EXCHANGE ACT OF 1934
Release No. 87653 / December 3, 2019

Admin. Proc. File No. 3-19317

In the Matter of

BTHC X, INC., ECO BUILDING PRODUCTS,
INC., and KAMA RESOURCES INC.

OPINION OF THE COMMISSION AS TO KAMA RESOURCES INC.

SECTION 12(j) PROCEEDING

Grounds for Remedial Action

**Failure to Comply with Periodic Filing Requirements**

Company failed to file periodic reports in violation of Section 13(a) of the Securities
Exchange Act of 1934 and Exchange Act Rules 13a-1 and 13a-13. *Held*, it is in the
public interest to revoke the registration of the company's securities.

APPEARANCES:

*James Carlson* and *Joseph F. Griffin* for the Division of Enforcement.

Respondent Kama Resources Inc., an issuer with a class of securities registered with the Commission, failed to file an answer in response to an order instituting proceedings ("OIP") alleging that it did not file required periodic reports.[1]  The Division of Enforcement filed a motion for default and for expedited consideration of that motion.  Respondent failed to respond to the Division's motion.  We now find Respondent to be in default, deem the allegations of the OIP to be true, and revoke the registrations of its securities.

## I.     Background

**A.     The Commission issued an order instituting proceedings against Respondent alleging that it violated the Securities Exchange Act of 1934 and the rules thereunder by failing to file required periodic reports.**

On August 6, 2019, the Commission issued the OIP against Respondent pursuant to Section 12(j) of the Securities Exchange Act of 1934.  Section 12(j) authorizes the Commission as it deems necessary or appropriate for the protection of investors to suspend for a period not exceeding 12 months, or to revoke, the registration of a security if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of the Exchange Act or the rules and regulations thereunder.[2]

As explained in the OIP, Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports.[3]  The periodic reports are required to be filed even if the registration is voluntary under Section 12(g).[4]  Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 generally requires domestic issuers to file quarterly reports.[5]  These requirements are imposed "for the proper protection of investors and to insure fair dealing" in an issuer's securities.[6]  A violation of these provisions does not require scienter.[7]

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[1]     *BTHC X, Inc.*, Exchange Act Release No. 86582, 2019 WL 3716013 (Aug. 6, 2019).  The OIP also instituted proceedings against BTHC X, Inc. and Eco Building Products, Inc.  On September 25, 2019, the Commission accepted an Offer of Settlement submitted by Eco Building Products, Inc.  *BTHC X Inc.*, Exchange Act Release No. 87114, 2019 WL 4693565 (Sept. 25, 2019).  The proceedings remain pending as to BTHC X, Inc.  This opinion does not apply to BTHC X, Inc.

[2]     15 U.S.C. § 78*l*(j).

[3]     15 U.S.C. §§ 78m(a), 78*l*, 78*l*(g).

[4]     *Id.*

[5]     17 C.F.R. §§ 240.13a-1, .13a-13.

[6]     15 U.S.C. § 78m(a).

[7]     *Advanced Life Scis. Holdings, Inc.*, Exchange Act Release No. 81253, 2017 WL 3214455, at *2 (July 28, 2017) (citing *Citizens Capital Corp.*, Exchange Act Release No. 67313, 2012 WL 2499350, at *5 (June 29, 2012)); *accord SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998).

The OIP alleges that Respondent is delinquent in its periodic filings with the Commission because it has repeatedly failed to meet its obligations to file timely periodic reports. The OIP further alleges that Respondent also failed to heed delinquency letters sent to it by the Division of Corporation Finance requesting compliance with its periodic filing obligations or, by failing to maintain a valid address on file with the Commission, did not receive such letters.

Specifically, the OIP alleges that Kama Resources Inc. ("KAMX") (CIK No. 1479239) is a defaulted Nevada corporation located in Guangzhou, China with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). KAMX is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended April 30, 2017, which reported a net loss of $8,763 for the prior six months.

The OIP directed Respondent to file an answer to the allegations contained therein within ten days after service, as provided by Rule 220(b) of the Commission's Rules of Practice.[8] The OIP informed Respondent that if it failed to answer, it may be deemed in default, the proceedings may be determined against it upon consideration of the OIP, and the allegations in the OIP may be deemed to be true as provided in the Rules of Practice.[9]

**B.      Respondent failed to answer the OIP, respond to the Division's motion for default, or respond to the Division's request for expedited consideration.**

Respondent was properly served with the OIP, but did not file an answer.[10] On September 6, 2019, Respondent filed a Form 15 to terminate the registration of its securities under Exchange Act Section 12(g).[11] A Form 15 seeking to terminate the registration of a class of securities under Exchange Act Section 12(g) generally takes effect 90 days after its filing.[12] And once an issuer "no longer has a class of securities registered under Section 12 of the Exchange Act"—e.g., upon the effectiveness of a Form 15—dismissal of a Section 12(j) proceeding like this one is appropriate "[b]ecause revocation and suspension of registration are the only remedies available in a proceeding instituted under Section 12(j)."[13]

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[8]      17 C.F.R. § 201.220(b).

[9]      *See* Rule of Practice 155(a), 17 C.F.R. § 201.155(a).

[10]      Pursuant to Rule 141(a)(2)(ii) of the Commission's Rules of Practice, 17 C.F.R. § 201. 141(a)(2)(ii), service of the OIP was made on Respondent's registered agent. The U.S. Postal Service's tracking system shows that delivery was made on August 8, 2019.

[11]      15 U.S.C. § 78*l*(g).

[12]      *Id.* § 78*l*(g)(4); 17 C.F.R. § 240-12g-4; *see also* 15 U.S.C. § 78*l*(g)(4) (providing that a Form 15 will not become effective 90 days after its filing if the Commission institutes proceedings to deny termination of registration on the basis that the information required to be certified on the Form 15 is untrue).

[13]      *NXChain, Inc.*, Exchange Act Release No. 87479, 2019 WL 5784734, at *2 & n.12 (Nov. 6, 2019) (collecting cases).

On September 27, 2019, the Division filed a motion for default as to Respondent. The Division also requested that the Commission give expedited consideration to its motion so that the registration of Respondent's securities could be revoked prior to the Form 15's effective date—December 5, 2019. Respondent did not file a response to the Division's motion.

We conclude that it is an appropriate exercise of our discretion to grant the Division's request for expedited consideration.[14] Revocation of registration pursuant to Section 12(j), which would cease to be an available remedy in this proceeding if the Commission did not act before the effectiveness of Respondent's Form 15, imposes important trading restrictions: "[n]o member of a national securities exchange, broker, or dealer shall make use of the mails or any means or instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been . . . revoked pursuant to" Section 12(j).[15] By failing to file an answer or oppose the Division's motion for default and expedited consideration, Respondent relinquished the opportunity to justify why the trading of its securities should continue despite its recurrent failure to comply with periodic reporting obligations.[16] Thus, in circumstances like these—where the issuer files a Form 15 only after the institution of proceedings, the Division seeks expedited consideration, and the issuer ignores the administrative process—we would generally be inclined to grant expedited consideration and exercise our discretion to prioritize the resolution of the Section 12(j) proceeding in question.[17]

## II. Analysis

### A. We hold Respondent in default, deem the OIP's allegations to be true, and find that Respondent violated the Exchange Act by failing to file required periodic reports.

Rule of Practice 220(f) provides that "[i]f a respondent fails to file an answer required by this rule within the time provided, such respondent may be deemed in default pursuant to Rule 155(a)."[18] Rule 155(a)(2) likewise provides that a respondent that fails "to respond to a dispositive motion within the time provided" or otherwise fails to "defend the proceeding" may

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[14]  *See, e.g.*, *Florida Mun. Power Agency v. FERC*, 315 F.3d 362, 366 (D.C. Cir. 2003) (stating that "[a]dministrative agencies enjoy 'broad discretion' to manage their own dockets"); *Utah Agencies v. Civ. Aeronautics Bd.*, 504 F.2d 1232, 1236 (10th Cir. 1974) ("Certainly the general rule is that the [agency] has a rather wide discretion in setting its calendar and in determining the relative priority in which its cases will be heard.").

[15]  15 U.S.C. § 78*l*(j).

[16]  *See generally Porco v. Huerta*, 472 F. App'x 2, 4 (D.C. Cir. 2012) (applying forfeiture to claim that agency should not have remanded case for disposition on "expedited schedule"); *Town of Winthrop v. FAA*, 328 F. App'x 1, 4 & n.6 (1st Cir. 2009) (holding that "acquiescence" to "expedited procedures . . . forfeited any objection to them").

[17]  The Commission will evaluate requests for expedited consideration based on the facts and circumstances of each case; accordingly, a motion that seeks such relief should include every "case-specific consideration[]" that is potentially applicable. *See NXChain, Inc.*, 2019 WL 5784734, at *2.

[18]  17 C.F.R. § 201.220(f).

be deemed in default.[19] When a respondent is in default, the Commission may "determine the proceeding against [it] upon consideration of the record, including the order instituting proceedings, the allegations of which may be deemed to be true."[20]

Because Respondent has failed to answer and has not responded to the Division's motion for default, we find it appropriate to deem it in default and to deem the allegations of the OIP to be true as to Respondent. The OIP alleges that Respondent had a class of securities registered with the Commission under Exchange Act Section 12(g), and that it has failed to file required annual and quarterly reports. The allegations of the OIP, deemed true, establish that Respondent violated Exchange Act Section 13(a) and the rules thereunder.[21]

**B.      We deem it necessary and appropriate to revoke the registration of all classes of Respondent's registered securities.**

Section 12(j) authorizes us as we deem "necessary or appropriate for the protection of investors" to suspend for 12 months or less or revoke the registration of an issuer's securities that has failed to make required filings.[22] We apply a multifactor test to determine an appropriate sanction:

> [W]e will consider, among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations.[23]

Although these factors are nonexclusive, and no single factor is dispositive,[24] "[w]e have held that a respondent's repeated failure to file its periodic reports on time is 'so serious' a violation of the Exchange Act that only a 'strongly compelling showing' regarding the other *Gateway* factors would justify a sanction less than revocation."[25]

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[19]      17 C.F.R. § 201.220(a)(2).

[20]      17 C.F.R. § 201.155(a) (specifically authorizing such action where a respondent fails "[t]o answer . . . or otherwise to defend the proceeding").

[21]      *See supra* notes 3-7 and accompanying text.

[22]      15 U.S.C. § 78*l*(j).

[23]      *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 WL 1506286, at *4 (May 31, 2006).

[24]      *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 WL 5883342, at *12 (Nov. 4, 2013).

[25]      *Calais Res., Inc.*, Exchange Act Release No. 67312, 2012 WL 2499349, at *4 (June 29, 2012) (quoting *Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 WL 137145, at *7 (Jan. 21, 2009)); *accord Cobalis Corp.*, Exchange Act Release No. 64813, 2011 WL 2644158, at *5 (July 6, 2011); *Am. Stellar Energy, Inc. (n/k/a Tara Gold)*, Exchange Act Release No. 64897, 2011 WL 2783483, at *4 (July 18, 2011).

Respondent's violations were recurrent in that it has failed to file required annual and quarterly reports for two years or more.[26] These violations were serious because "reporting requirements are the primary tools which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities."[27] An issuer's failure to file periodic reports violates "a central provision of the Exchange Act, . . . depriv[ing] both existing and prospective holders of its registered stock of the ability to make informed investment decisions based on current and reliable information."[28] Respondent's "'long history of ignoring . . . reporting obligations' evidences a 'high degree of culpability.'"[29] And because Respondent failed to answer the OIP or oppose the Division's motion for default, it has submitted no evidence of any efforts to remedy its past violations and ensure future compliance. Nor has it made any assurances against further violations.

Accordingly, each of the factors we analyze favors revocation. Respondent has failed to make a strongly compelling showing" to justify another sanction. We find it necessary and appropriate for the protection of investors to revoke the registration of all classes of Respondent's registered securities.

An appropriate order will issue.

By the Commission (Chairman CLAYTON Commissioners PEIRCE, JACKSON, ROISMAN, and LEE).


Vanessa A. Countryman
Secretary

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[26] *See, e.g.*, *Accredited Bus. Consolidators Corp.*, Exchange Act Release No. 75840, 2015 WL 5172970, at *2 (Sept. 4, 2015) (failure to file "any periodic reports for over two years" was recurrent); *Nature's Sunshine Prods.*, 2009 WL 137145, at *5 (failure to file "required filings over the course of the two-year period in the OIP" was recurrent).

[27] *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 WL 858747, at *4 n.17 (Mar. 22, 2007) (internal quotation marks omitted) (citing *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977)); *see also supra* note 25 and accompanying text (recurrent failure to file periodic reports is "so serious" as to require a "strongly compelling showing" regarding other factors to justify a sanction less than revocation).

[28] *Accredited Bus. Consolidators*, 2015 WL 5172970, at *2; *see also United States v. Arthur Young & Co.*, 465 U.S. 805, 810 (1984) (observing that "[c]orporate financial statements are one of the primary sources of information available to guide the decisions of the investing public").

[29] *See, e.g.*, *Citizens Capital*, 2012 WL 2499350, at *5 (quoting *America's Sports Voice*, 2007 WL 858747, at *3).

UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 87653 / December 3, 2019

Admin. Proc. File No. 3-19317

In the Matter of

BTHC X, INC., ECO BUILDING PRODUCTS,
INC., AND KAMA RESOURCES INC.

ORDER IMPOSING REMEDIAL SANCTIONS ON KAMA RESOURCES INC.

On the basis of the Commission's opinion issued this day, it is

ORDERED that the registration of all classes of the registered securities of Kama Resources Inc. under Section 12(g) of the Securities Exchange Act of 1934 is hereby revoked pursuant to Exchange Act Section 12(j).

The revocation is effective as of December 4, 2019.

By the Commission.

Vanessa A. Countryman
Secretary